CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

July 28, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Kane and Ms. Pamela Long

Re:	China Housing & Land Development, Inc. ("Company") Amendment No. 2 to Registration Statement on Form S-1 File: July 14, 2008 File No.: 333-149746

Dear Ms. Kane:

Thank you for your comment letter on our above-captioned registration statement, dated July 18, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 3 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with the Commission.

GENERAL

1.	We note your response and revised disclosure in response to comment 4 in our letter dated July 2, 2008. However, there are several references to a hotel business remaining in the registration statement. Specifically, please refer to the second paragraph under “Revenues” on page 36 and the third paragraph under “Revenues” on page 42. Please clarify whether you own, operate, or manage this hotel business or if you sold portions of your buildings to an unrelated company to conduct the hotel business.

        Response

        Please be advised that we have revised all references to “hotel” to “service apartments” in our registration statement.

ABOUT OUR RECENT PRIVATE PLACEMENT, PAGE 5

2.	We note your response to comment 3 in our letter dated July 2, 2008. However, it remains unclear how you arrived at the number of shares you are registering. We note that $9 million of the Notes principal is convertible at an initial conversion price of $5.57. Therefore, it would appear that the maximum number of shares underlying the Notes is 1,615,799. This number, when added to the 1,796,835 shares underlying warrants, is 3,412,634. When this number is multiplied by 125%, it is larger than the amount of shares you have registered. Please explain in more detail how you obtained the number of shares you are registering. Please also explain why you include shares issuable upon payment of interest accrued on the Notes in the total number of shares being registered. It appears from your disclosure in the Form S-1 and Exhibit 99.6 to your Form 8-K, filed on January 30, 2008, that you will pay cash interest on the Notes.

        Response

        Please be advised that the initial conversion price is 110% of 30 days volume weighted average price of the company’s common stock (“VWAP “) before closing. The 30 days VWAP was 5.0594 and therefore, the conversion price is $5.56534 (or roughly, $5.57 as stated in the Registration Statement). The maximum number of shares underlying the Notes is 1,617,152 This number, when added to the 1,437,468 shares underlying warrants, is 3,054,620, which, multiplied by 125%, equals to 3,818,275, the total number we are registering under this Registration Statement. Please see the formula below for your reference. We corrected our statement in the previous response as to the payment of accrued interest in shares of common stock as the Company is obligated to pay in cash.

CHLN
Group	Account	Amount	Warrants		Convertible Shares
Whitebox	Whitebox Hedged High Yield Partners, LP	8,000,000	574,987		646,861
	Whitebox Intermarket Partners, LP	4,750,000	341,399		384,074
	Whitebox Convertible Arbitrage Partners, LP	3,000,000	215,620		242,573
	Whitebox Special Opportunities Fund Series B Partners, LP	1,500,000	107,810		121,286
Pope	Pope Investments II, LLC	2,000,000	143,747		161,715
Berlin	Berlin Income, L.P.	350,000	25,156		28,300
	Berlin Capital Growth, L.P.	150,000	10,781		12,129
Michael Aufrecht	Eastern Management & Financial, LLC	250,000	17,968		20,214
	Total	20,000,000	1,437,468	#	1,617,152

Section	Item

	30 Days VWAP (as of and including Jan.25, 2008)	5.0594
	Warrants Coverage	40%
	Warrants =	1,437,468
	Value of pledged shares	5,000,000
SPA 1.5	Pledged Shares =	988,259

Note 1	Conversion Price (10% premium)	5.57	10%		5.56534
Note 1	Conversion Price (15% premium)	5.82	15%

Warrant	Strike Price (20% premium)	6.07	20%

SPA 1.4	3% Warrants Coverage	107,810
SPA 4.11	120% of total shrs issuable resereve (conversion & warrants)	3,665,544
SPA 4.12	125% of total shrs for registration (conversion & warrants)	3,818,275

Note: Figures to be inserted in the agreements are in Bold
* Source: Bloomberg

EXECUTIVE COMPENSATION, PAGE 31

3.	We note your Form 8-K and Form 8-K/A filed on July 14, 2008 and July 15, 2008, respectively. In these filings, you disclose that your Board of Directors approved grants of restricted stock awards under the Stock Incentive Plan 20072008 to certain executive officers and employees on July 2, 2008. You further disclose that these restricted stock awards were granted because the company met its performance goals for fiscal year 2007. Please disclose information about the Stock Incentive Plan 2007-2008 and the awards of these restricted shares of common stock in accordance with Item 402 of Regulation S-K. In addition, please also disclose the following items:

•	Please identify these performance goals and the method you used to determine the number of restricted shares of common stock each officer or employee should receive based on the achievement of the performance goals. Please also discuss whether discretion can be exercised to award these restricted shares if the relevant performance goal is not obtained or to reduce or increase the number of shares awarded. See Item 402(b)(2)(vi) of Regulation S-K.

•	Please disclose any policies regarding the adjustment or recovery of awards if the relevant performance measures are restated or adjusted in a way that would reduce the size of the award. See Item 402(b)(2)(viii) of Regulation S-K.

•	Please file the Stock Incentive Plan 2007-2008 as an exhibit to this Registration Statement.

        Response

        Please be advised that we have disclosed the following starting at page 34:

        The Board of Directors (the “Board”) has adopted the 2007 Stock Incentive Plan (the “Plan”). Since the adoption of the our incentive plan of 2007, we just paid out the first round of incentive compensation based on restricted common shares of the company, which was disclosed on Form 8K dated July 14, 2008. The restricted shares were paid in 2008 in consideration of the performance of the employees in 2007 and were vested immediately upon payment. No other payment was made under the Plan.

        The purpose of the Plan is to increase our ability to attract and retain talented employees, officers, consultants and directors and thereby enhance our growth and profitability. The Plan provides for the grant of awards of restricted stock to those of our employees, officers, consultants and directors as may be designated by the Board or the committee appointed by the Board. Awards of restricted stock are rights to receive shares of common stock which are subject to a substantial risk of forfeiture and restrictions on transferability.

        The following is a summary of the principal features of the Plan.

ADMINISTRATION OF THE PLAN

        The Board or a committee appointed by the Board shall administer the Plan. The committee shall consist of such number of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) as may be required and each such non-employee director shall satisfy such requirements as may be necessary to qualify for exemptions under Rule 16b-3. To the extent required for compensation realized from the restricted stock issued under the Plan to be deductible by us or any of our subsidiaries pursuant to Section 162(m) of the Code, the members of such committee shall also be comprised solely of “outside directors” within the meaning of Section 162(m) of the Code. Subject to the express provisions of the Plan, the Board or the committee has the complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board or the committee has the authority to determine, among other things, the persons to whom awards of restricted stock will be granted, the number of shares to be granted, and the terms and conditions of each award, including the period during which an award will be subject to restrictions. In addition, the committee shall determine whether any such grant is intended to qualify as performance-based compensation under Section 162(m) of the Code.

PERFORMANCE GOALS

        Other than the granting of the restricted shares in 2008 for performance goal already achieved in 2007, normally the vesting of the Restricted Shares will occur over a year period of time (the “Performance Period”). Within ninety (90) days after the beginning of each period of service to which the performance goal relates during the Performance Period, the Committee will establish a performance goal for such calendar year based upon the Company’s annual net profits as set forth in the Plan’s implementation rules (each such goal is hereinafter referred to as the “Performance Measure” for the applicable year of the Performance Period). For the fiscal year of 2007, the Performance Measure is an annual net profit no less than $16.3 million. If the Performance Measure for an applicable year of the Performance Period is attained, and if the grantee remains in the continuous employ or service of the Company or any of its Subsidiaries through December 31 of the applicable year of the Performance Period, then 100 percent of the restricted shares will vest as of the date the Committee determines that the Performance Measure has been attained. If the relevant performance goal is not obtained, the insurance of the award shares will be postponed until the next year.

        If the relevant performance measures are restated or adjusted in a way that would reduce the size of the award, the relevant reduced portion of the awards will not be vested and will be cancelled.

SHARES AVAILABLE

        The maximum aggregate number of shares of common stock that may be issued pursuant to awards of restricted stock under the Plan is 1,000,000 shares. No awards of restricted stock can be granted under the Plan after the earlier of the date that is ten (10) years after the date on which the Plan is adopted by the Board or approved by our stockholders. Shares underlying awards that expire or are forfeited will again be available for the grant of additional awards within the limits provided in the Plan. Appropriate adjustments will be made to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split or other change in out capital structure to account for the changed circumstances. Shares granted to satisfy awards under the Plan may be authorized and unissued shares, or shares held in our treasury.

RESTRICTED STOCK AWARDS

        Under the terms of the Plan, an award will be made in the form of restricted stock. All shares of restricted stock are subject to the following restrictions: (i) except as provided below, all restricted stock will be forfeited to us unless the recipient of the restricted stock remains in our employ or service during the restriction period established by the Board or committee; and (ii) during such restriction period, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the shares of restricted stock. Certificates representing restricted stock granted under the Plan will be held by us in escrow until the restrictions lapse and the shares vest. Upon the grant of restricted stock, the recipient will have the rights of a stockholder with respect to such restricted stock, including the right to vote the restricted stock and, unless otherwise determined by the Board or the committee, the right to receive all dividends and other distributions paid or made with respect to the restricted stock.

        Generally, unless the Board or committee determines otherwise, upon a participant’s termination of employment for any reason other than death, disability or retirement, restricted stock that has not vested is immediately forfeited to us.

        The Board or committee may at any time, and from time to time, modify or amend the plan, except that unless approved by the stockholders: (i) the maximum number of shares of restricted stock which may be issued under the Plan may not be increased (except in the event of a stock split or other adjustment described above); or (ii) the requirements as to eligibility for participation in the Plan may not be modified.

SECTION 162(m) PROVISIONS

        Awards to any participant whom the committee determines to be a “covered employee”under Section 162(m) of the Code may be subject to restrictions, including the establishment of performance goals, as necessary for the award to meet the requirements for performance-based compensation under Section 162(m). The committee shall establish performance goals in the case of an award of restricted stock intended to qualify for the performance-based compensation exception of Section 162(m) of the Code within the time period and in accordance with the requirements prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

TRANSFERABILITY

        Awards under the Plan generally are not transferable other than by will or by the laws of descent and distribution, and, during the lifetime of the participant, only the participant or his or her duly appointed guardian or personal representative may sell the shares.

GRANTS OF RESTRICTED STOCK AWARDS

        When we issued restricted shares , we followed the below formula:

        Q = S ÷ C A × C × J

        Q stands for the amount of restricted shares that one should enjoy in current year; S means the total planned issuing amount of restricted shares by the Company in current year; CA refers to the Sum of Individual Allotment Coefficient among the qualified incentive candidates in current year; C is Individual Allotment Coefficient for incentive candidates; J means the percentage of individual performance assessment scores in current year. Decimal part in the calculating result should be eliminated.

        The table below sets forth the estimated benefits under the Plan for each of our Chief Executive Officer, two most highly paid executive officers, all current executive officers as a group, all non-employee directors as a groups and all other non-executive employees as a group.

NEW PLAN BENEFITS 2007 Stock Incentive Plan
Name and Position	Maximum Dollar Value ($)	Maximum Number of Units
Lu Pingji	N/A	405,835 shares
Chairman Chief Executive Officer

Feng Xiaohong	N/A	101,962 shares
Chief Operating Officer and Director

Xiao Genxiang	N/A	88,558 shares
Chief Administrative Officer and Director

All current executive officers as a group	N/A	596,355 shares (added Mr. Lu, Mr. Xiao and Mr.Feng together)

Non-Executive Director Group	N/A	0

Non-Executive Officer Employee Group	N/A	153,645 shares

        Please be advised that we have filed the Stock Incentive Plan 2007-2008 as an exhibit to this Registration Statement.

4.	We note your response and revised disclosure in response to comment 6 in our letter dated July 2, 2008. We further note your discussions with the staff regarding the company’s executive compensation system. However, on page 32, you imply that you engage in certain types of compensation analysis that do not appear to be consistent with our understanding of your compensation methods. We note your references to benchmarks, performance-based incentive compensation, performance targets, independent compensation advisors, financial metrics, and individual performance evaluations. Please revise your disclosure to address the following items.

        Response

        Please be advised that we have deleted all references to “benchmarks” and “financial metrics” since the Company has not adopted such measures in its compensation analysis.

•	We note your statement on page 31 that you terminated your independent compensation advisor. Please disclose when you first hired this compensation advisor and when you terminated the relationship. On page 32, we further note your reference to confirming total compensation with the committee’s independent compensation consultant. If this is a reference to the former compensation consultant, please remove the reference. If this is a reference to a new compensation consultant, please identify the consultant and the period of engagement.

        Response

        Please be advised that we first hired this compensation advisor in September 1999, and formally terminated the relationship in October, 2007. Before the termination, no substantive service was provided for many years due to non-performance of certain services to be provided by the consultant. We have disclosed this information at page 31. We have also removed the reference to “confirming total compensation with the committee’s independent compensation consultant.”

•	We note your reference to benchmarking on page 32. Please identify the benchmarks used in each element of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

        Response

        Please be advised that we have removed the reference to benchmarking on page 32. Instead, the sentence now reads as the following:

        Reviews the peer group of companies to help decide Company performance and executive officer compensation.

•	We note your statement that your compensation committee reviews total compensation to ensure that a significant portion is performance-based. Please disclose what portion of your total compensation is performance-based.

        Response

        Please be advised that we have added the following paragraph at page 36:

        The portion of performance-based compensation in our total compensation varies based on different job titles and contribution to the Company. In the formula which we followed when deciding the amount of restricted shares for each person (i.e. Q = S ÷ C A × C × J), Individual Allotment Coefficients are set forth as the following:

1) Chairman/CEO: 4
2)   Managing Director, General Manager in subsidiary companies: 3
3)   Assistant CFO, Board Secretary, General Manager in Secondary subsidiary companies: 2
4)   Manager of Investment and Development Department: 1
5) Key Technicians: 0.3

•	Please disclose the financial metrics used to compare your performance against the peer group.

        Response

        Please be advised that we have removed all references to financial metrics.

•	We note your statement that evaluation of individual performance is taken into consideration when approving annual and long-term incentive award payouts. Please disclose the elements of individual performance and individual contribution to your company’s corporate performance you consider when awarding restricted shares of common stock under the Stock Incentive Plan 2007-2008. See Item 402(b)(2)(vii) of Regulation S-K.

        Response

        Please be advised that we have added the following paragraph at page 36:

        When we issued restricted shares , we followed the below formula:

        Q = S ÷ C A × C × J

        Q stands for the amount of restricted shares that one should enjoy in current year; S means the total planned issuing amount of restricted shares by the Company in current year; CA refers to the Sum of Individual Allotment Coefficient among the qualified incentive candidates in current year; C is Individual Allotment Coefficient for incentive candidates; J means the percentage of individual performance assessment scores in current year. Decimal part in the calculating result should be eliminated.

If you do not engage in these types of compensation analyses, please remove these references and explain how your compensation committee determines the amount of each element of compensation to pay to your executive officers. See Item 402(b) of Regulation S-K.

5.	We note your response and revised disclosure in response to comment 9 in our letter dated July 2, 2008 regarding compensation subject to vesting. Please revise this disclosure, if necessary, to account for your awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008.

        Response

        Please be advised that we have revised the paragraph to account for the awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008. The paragraph now reads as the following:

        Currently, we have not issued any type of compensation shares subject to vesting. The awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008 are immediately vested upon issuance due to the fact that they were issued retrospectively post the achievement of performance goals in 2007.

6.	On page 33, we note that Pingji Lu’s employment agreement states that he is paid in RMB rather than U.S. dollars. Please provide a footnote to the Summary Compensation Table that discloses Mr. Lu was paid in RMB and describe the rate and methodology used to convert the payment amounts to dollars. See Instruction No. 2 to Item 402(c) of Regulation S-K. Additionally, please explain whether there is a difference between the monthly base salary and the monthly performance salary paid to Mr. Lu. If there is a difference between these two types of salary, please note that we may have further comments.

        Response

        Please be advised that we have added the following footnote to the Summary Compensation Table at page __:

         The Company paid RMB to Mr. Pingji Lu every month. The RMB amount is translated into USD when the Company files SEC documents. The exchange rates used were the average rates of 2007, 2006 and 2005. They were 0.1315, 0.12557, and 0.12222.

        In addition, we have also added the following at page 33:

         The Company has set up both monthly and annual personal performance target for Mr. Pingji Lu. Mr. Lu's monthly base salary was not related to his monthly personal performance target. The monthly performance salary is measured in accordance with his contribution to the Company, and reviewed and is subject to adjustment in his total annual compensation by the Compensation Committee periodically.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 48

7.	We note your revised disclosure in response to comment 14 in our letter dated July 2, 2008. However, your revised disclosure does not fully respond to our comment. Please disclose the following information:

•	The largest aggregate amount of principal outstanding during the fiscal year 2007 and the quarter ended March 31, 2008. This requirement refers to the largest total amount of loans outstanding during each period and not the largest individual loan amount, which appears to be what you have disclosed. Please revise accordingly.

•	The amounts of principal paid during fiscal year 2007 and the quarter ended March 31, 2008.

•	The policies and procedures for the review, approval, ratification of any related party transaction and whether these policies are in writing. If they are not in writing, please disclose how they are evidenced. We note your disclosure regarding loans between you and your employees. See Item 404(b) of Regulation S-K.

        Response

         Please be advised that we have revised the table at page 50 to include the largest aggregate amount of principal outstanding during the fiscal year 2007 and the quarter ended March 31, 2008, the amounts of principal paid during fiscal year 2007 and the quarter ended March 31, 2008 and they are as follows:

Item	Fiscal year 2007		The quarter ended March 31, 2008
	RMB	USD	RMB	USD
The largest aggregate amount of principal outstanding	19,909,569	2,729,602	18,754,873	2,674,445
Principal paid	5,963,716	784,101	3,370,319	470,481
Interest Paid	768,786	101,079	75,039	10,064

        We have added the following paragraph at page 50:

        Although we have the overall policy of not allowing related party transaction unless the Company benefits, we have no written policies and procedures for the review, approval, ratification of any related party transaction. However, we have never engaged in any such transaction which can be evidenced by the audited financial statements. All our directors and officers understand that they should not engage in any related party transactions and we have announced the rule to the employees of the Company a few times at different employee meetings. The Company will work with the audit committee to set up such written policies and procedures for the review, approval, ratification of any related party transaction.

EXHIBITS

8.	We note that you have not yet filed the letter from your previous accountant as required by Item 304(a)(3) of Regulation S-K. Please file this letter as soon as possible.

        Response

         Please be advised that we have attached the letter from our previous accountant as an exhibit to this Registration Statement.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company fro mits full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 3 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By:	/s/ Pingji Lu Name: Pingji Lu Title: Chief Executive Officer

By:	/s/ William Xin Name: William Xin Title: Chief Financial Officer (Principal Financial and Accounting Officer)